QUINTALINUX SUBSIDIARY ANNOUNCES A PRESTIGIOUS
                            LIST OF CLIENT CONTRACTS


      Contracts signed with Henderson Land, Nam Foong Property Development,
                    Dresdner Bank and Shell Hong Kong Limited

HONG KONG - March 5, 2002 -- Quintalinux Limited (Nasdaq NM: QLNX), today announced that one of its wholly-owned subsidiaries, Sonik Interior Contracting Co., Ltd., (Sonik) has commenced new project works totaling of US $2.56 million for the first two months of 2002 compared with $1.03 million for the same period last year. The average gross profit margin would is anticipated to be approximately 10 to 15% and turn aroundcompletion time of the projects should be approximatly two to three months.

Sonik (www.sonikhk.com) was established in 1991 to provide interior construction and design services for the corporate and commercial property sectors. Sonik's operations are based on a highly defined responsibility guideline project team structure. Sonik's emphasis on project management and high quality work have been key factors in gaining confidence from design consultants and their clients, generating significant repeat business and new business opportunities for the subsidiary.

CK Shum, Director of Group Business Development of Quintalinux and Managing Director of Sonik, said: "It is very exciting to see the acceleration of project awards to our Sonik subsidiary for the first two months of 2002, especially in light of the recent down turn of the world economy. All of the projects awarded are from Hong Kong based blue chip companies, including Henderson Land, Nam Foong Property Development, Dresdner Bank and Shell Hong Kong Limited. More and more businesses, building owners and real estate managers are recognizing the importance of upgrading their facilities or starting new projects and being are forward looking in view of the any potential strengthening of the economy.".

About Quintalinux

Quintalinux Limited is engaged in the provision of innovative, high technology solutions for intelligent buildings, interior construction, systems design and integration, and Linux development for businesses and enterprises in Hong Kong and the Peoples Republic of China (PRC). By combining contracting experience in interior design and construction with its expertise in information technology and state-of-art systems and products, Quintalinux has become a leader in the intelligent building industry, providing complete, "end-to-end" solutions to meet client's needs for intelligent buildings and related features and capabilities.
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Safe Harbor Provisions

Some statements in this news release may constitute "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from future results or performance expressed or implied by those forward-looking statements.

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